Buenos Aires, March 9th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event – Tender award in Plan Gas.Ar’s second round.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos and the National Securities Commission (Comisión Nacional de Valores), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (‘Pampa’ and/or the ‘Company’) in order to inform that the Secretariat of Energy (‘SE’) issued Res. No. 169/2021, awarding volumes and prices tendered in the second round under the Plan to Promote Argentine Natural Gas Production (‘Plan Gas.Ar’). Like the first round, Pampa is one of the two producers bidding an incremental volume during the winter season.

With this bid, Pampa’s injection commitment amounts to 318 million cubic feet per day for the winter of 2021-2024. Comparing with 2020, it represents an annual production growth of 15% and a 28% rise during the peak season, the country’s highest gas-demanding months. Hence, domestic production is encouraged by reducing gas imports, liquid fuel usage and carbon footprint, as well as moderating foreign currency reserves’ disburse.

The participation in Plan Gas.Ar tenders place Pampa among the sector’s leading companies and strive for stability in the production and cash flow for the next four years of the program. Moreover, it materializes Pampa’s strong investment commitment to our country, which will exceed US$250 million during the four years of Plan Gas.Ar.

Sincerely.

Victoria Hitce

Head of Market Relations